

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

April 7, 2011

<u>By facsimile to (888) 820-6189 and U.S. Mail</u>

Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 West First Street
Rufus, OR 97050

Re: Auscrete Corporation
       Pre-effective Amendment 4 to Registration Statement on Form S-1
       Filed March 29, 2011
       File No. 333-166976

Dear Mr. Sprovieri:

We reviewed the filing and have the comments below.

General

1. Based on your response to prior comment 1 and the disclosure in the filing, it appears that you intend to use the acquisition of Auscrete of Oregon to satisfy the requirements of Rule 419 of Regulation C. Please advise or revise throughout the filing accordingly.

2. The responses to prior comments 2 and 7 indicate that Auscrete has engaged Pennaluna & Company, Inc. as its market maker and that Auscrete will conduct the offering using the efforts of a market maker. Since the role of a market maker and the role of a placement agent are distinct, revise the disclosure to indicate that Pennaluna is functioning also as the placement agent and is therefore an underwriter, and file the placement agent agreement as an exhibit to the registration statement. Additionally, revise the disclosure throughout the registration statement to indicate that Auscrete is not conducting a self-underwritten offering.

3. Disclosure on page 13 that management does not intend to undertake any efforts to cause a market to develop in Auscrete's securities until Auscrete has successfully implemented its business plan appears inconsistent with disclosure that Auscrete has engaged a market maker to apply with FINRA to have its common stock eligible for quotation on the OTC Bulletin Board upon the registration statement's effectiveness. Please reconcile the disclosures.

4. Disclosure on page 13 that Auscrete intends to acquire assets from Auscrete of Oregon for $489,000 is inconsistent with disclosure in section 1(e) of the escrow agreement filed as exhibit 10.1 to the registration statement that the purchase price is $737,900. Please reconcile the disclosures.

Prospectus' Front Cover Page

5. As requested previously in prior comment 3, please limit the cover page to a single page.

Plan of Distribution, page 10

6. Since the responses to prior comments 7 and 8 indicate that Auscrete's sole director and officers will not be offering securities on Auscrete's behalf, delete the fourth paragraph relating to Auscrete's sole officer and directors acting as brokers.

Company Overview, page 12

7. Indicate in the last paragraph where each current shareholder has agreed to place his certificates until legal counsel has confirmed that a merger or acquisition has been successfully completed.

Founder's Development Activities to Date, page 13

8. Disclosure that Mr. John Sprovieri began redevelopment of the basic technology seven years ago is inconsistent with disclosure under "Research and Development" on page 20 that Mr. Sprovieri has engaged in the research and development efforts since 2003. Similarly, disclosure on pages 16 and 27 refers inaccurately to the past seven years. Since the date of the preliminary prospectus is March 23, 2011, please revise the disclosures to state accurately the number of years.

Current Projects of Auscrete of Oregon, page 15

9. Disclosure that the invoice to Degrange Construction is in the amount of $14,280 is inconsistent with disclosure in the invoice filed as exhibit 10.3 to the registration statement that the amount is $14,820. Please reconcile the disclosures.

Immediate Market Opportunities, page 18

10. Notwithstanding the representation made in response to prior comment 25 that Auscrete is capable of meeting the needs of the two immediate marketing opportunities if it can raise the minimum offering of $750,000, disclosure under "Initial Capital Expenditures" on page 18 assumes that Auscrete must raise $3 million to meet the manufacturing requirements of those two opportunities "in a timely manner." Since Auscrete has not raised any of the funds required for meeting the

manufacturing requirements of the two opportunities, please delete this subsection in its entirety. Please revise also the last paragraph under "Revenue" on page 19 and, as appropriate, elsewhere in the registration statement where reference is made to the two opportunities.

11. The statement that the letter of intent provided by Gorge Vista, LLC is filed as exhibit 10.6 to the registration statement is inaccurate. The letter of intent provided by Gorge Vista, LLC is filed as exhibit 10.7 to the registration statement. Please revise.

Plan of Operations, page 23

12. To the extent that you have any updates to the progress of your operations, please provide a recent developments section to disclose and discuss such information.

Results of Operations for Period Ending November 30, 2010, page 26

13. Please revise the date to include the period covered by your audited statement of operations and any subsequent interim periods.

Financial Statements, page 31

General

14. We note your response to prior comment 37 from our letter dated January 24, 2011; however, it appears that the cash proceeds from the issuance of stock as shown on your statement of stockholders' equity constitutes cash flows. Additionally, the common stock issued for services implies that you incurred an expense during a period for which a statement of operations has not been presented. In this regard, please:

- Tell us the date of your fiscal year end.

- Provide an audited statement of operations as required by ASC 915-225-45-1.

- Provide an audited statement of cash flows as required by ASC 915-230-45-1.

- Provide an unaudited statement of operations and a statement of cash flows for any subsequent interim period, to the extent applicable.

- Have your independent registered public accountants revise their audit opinion accordingly.

Balance Sheet, page F-2

15. Please revise to provide an audited balance sheet as of your most recent fiscal year end and as of an interim date, which may be unaudited. See Rule 3-01 of Regulation S-X.

Statement of Stockholders' Equity, page F-3

16. We note your response to prior comment 39 from our comment letter dated January 24, 2011; however, the time between the beginning and ending balances spans greater than a fiscal year. In this regard, please further revise your statement of shareholders' equity to present this information in the form of a reconciliation of the beginning balance to the ending balance for each period for which an income statement is required. See Rule 3-04 of Regulation S-X.

Exhibit 10.1

17. Refile the exhibit in its entirety to include exhibit B.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 with any other questions.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Pocket Counsel, Inc.
        Agent for Service, Auscrete Corporation
        c/o Luc Nguyen, Esq.
        1192 Draper Parkway, #244
        Draper, UT 84020